

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 23, 2016

Mark Marostica
Co-Chief Financial Officer
China Distance Education, Ltd.
18th Floor, Xueyuan International Tower
1 Zhichun Road, Haidian District
Beijing 100083, People's Republic of China

> **Re: China Distance Education, Ltd.**
> **Form 20-F for Fiscal Year Ended September 30, 2015**
> **Filed January 27, 2016**
> **File No. 001-34122**

Dear Mr. Marostica:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Item 4. Information on the Company

A. History and Development of the Company, page 34

1.   We note that the company incorporated a number of entities during the fiscal year ended September 30, 2015. Your current disclosure does not provide much information on why the company chose to restructure its operations. In future filings please revise your disclosure to discuss the purpose for the restructuring and the impact if any on operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant at (202) 551-3385 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Attorney-Adviser, at (202) 551-3208, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications